UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

   For the month of July, 2012

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Press Release

On July 30, 2012, FlatWorld Acquisition Corp. (“FlatWorld”) issued a press release announcing the execution of the Agreement and Plan of Reorganization and commencement of its tender offer to purchase up to 825,000 of its ordinary shares at a per-share purchase price of $10.18, net to the seller in cash, without interest.  A copy of the press release is attached as an exhibit hereto.

A description of the Agreement and Plan of Reorganization, as well as certain transactions associated therewith, is incorporated by reference from FlatWorld’s Report on Form 6-K dated July 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

July 31, 2012	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President

Exhibit Index

Exhibit Number	Description

99.1	Press Release announcing the Agreement and Plan of Reorganization and Commencement of Tender Offer dated July 30, 2012